SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11 – K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

Commission file Number 1-9662

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLACER DOME AMERICA
401(k) SAVINGS PLAN

1125 Seventeenth Street, Suite 2310
Denver, Colorado
USA 80202
Telephone: (303) 675-0055

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone: (604) 682-7082

EXHIBIT INDEX

EXHIBIT 23	Consents of experts and counsel
* 23.1	Consent of Ernst & Young, LLP, independent auditors.

* filed herewith

Financial Statements
and Supplemental Schedule

Placer Dome America 401(k) Savings Plan
(formerly Placer Dome U.S., Inc. Investment Savings Plan)

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Placer Dome America 401(k) Savings Plan
(formerly Placer Dome U.S., Inc. Investment Savings Plan)

Financial Statements

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at end of year)
1 2 3 4 9

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the
Placer Dome America 401(k) Savings Plan
(formerly Placer Dome U.S., Inc. Investment Savings Plan)

We have audited the accompanying statements of net assets available for benefits of the Placer Dome America 401(k) Savings Plan (formerly Placer Dome U.S., Inc. Investment Savings Plan) as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits, for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Minneapolis, Minnesota
June 19, 2003.

Placer Dome America 401(k) Savings Plan
(formerly Placer Dome U.S., Inc. Investment Savings Plan)

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS
all dollar amounts are expressed in United States currency

As at December 31

	2002 $	2001 $
Investments, at fair value
Stock Fund	12,801,293	13,265,961
Dodge & Cox Stock Fund	1,745,073	--
Gartmore Morley Stable Value Fund	2,667,627	--
PIMCO Total Return Administrative Fund	1,313,853	--
AIM International Equity Fund	--	119,881
INVESCO Pooled Separate Accounts	--	4,344,166
Loan Fund	1,245,010	1,112,372
Other investments	5,482,428	--

Total investments	25,255,284	18,842,380
Receivables:
Employer contributions	412,751	--

Net assets available for plan benefits	25,668,035	18,842,380

See accompanying notes

Placer Dome America 401(k) Savings Plan
(formerly Placer Dome U.S., Inc. Investment Savings Plan)

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
all dollar amounts are expressed in United States currency

Year ended December 31

	2002 $	2001 $
Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	(407,761)	1,174,901
Interest income	108,012	95,411
Dividend income	260,287	191,889
Contributions:
Participants	2,577,714	1,992,869
Company	1,710,046	724,305

Total additions	4,248,298	4,179,375
Deductions
Benefits paid to participants	(4,184,844)	(1,170,314)
Loan defaults	(431,589)	--

Total deductions	(4,616,433)	(1,170,314)
Net (deductions) additions	(368,135)	3,009,061
Transfers from other plans [note 3]	7,193,790	--
Assets available for plan benefits:
Beginning of year	18,842,380	15,833,319

End of year	25,668,035	18,842,380

See accompanying notes

Placer Dome America 401(k) Savings Plan
(formerly Placer Dome U.S., Inc. Investment Savings Plan)

NOTES TO FINANCIAL STATEMENTS
(all dollar amounts are expressed in United States currency)

December 31, 2002

1. DESCRIPTION OF THE PLAN

The following description of the Placer Dome America 401(k) Savings Plan (formerly Placer Dome U.S., Inc. Investment Savings Plan) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective July 1, 1985. Effective December 31, 2001, the Plan was amended for the purpose of implementing certain plan design changes and complying with changes in applicable law. The amendments apply to benefits payable to or on account of employees who retire or whose employment is terminated from January 1, 2002 onward. In addition, the Getchell Gold 401(k) Savings Plan (“Getchell Plan”) was merged in to the Plan and the Plan’s name was changed to Placer Dome America 401(k) Savings Plan [note 3].

The purpose of the Plan is to provide eligible employees with the opportunity to accumulate retirement benefits and acquire ownership interest in Placer Dome Inc. (“PDI”), a Canadian corporation and the ultimate parent company of Placer Dome America (“PDA”), through a program of regular savings supplemented by company contributions.

The Plan is designed to take advantage of significant tax deferral advantages provided by Sections 401(a) and 401(k) of the United States Internal Revenue Code (the “Code”). The Plan is also designed and intended to constitute a plan described in Section 404(c) of ERISA.

Prior to December 31, 2001, the portion of the Plan which comprised the Company Stock Fund was an employee stock ownership plan as defined in section 4975(e)(7) of the Code and was intended to invest primarily in employer securities. Effective as of December 31, 2001, the Company Stock Fund shall continue as an optional investment fund for Participants but shall cease to be an employee stock ownership plan.

Eligibility and contributions

Employees who are eligible to participate in the Plan include salaried employees of Placer Dome America, its wholly owned subsidiaries (Getchell Gold Corporation, Golden Sunlight Mines, Inc., and Placer Coal, Inc.), its division (Bald Mountain Mine) its joint venture (Cortez Gold Mines) and Placer Dome Exploration Inc. (the “Participating Companies”) who are at least 18 years of age, an eligible employee and completed a 90 day period commencing on the date of hire or any time thereafter during which they complete 1,000 or more hours of service. The plan is also eligible to hourly employees that were participants of the former Getchell Gold 401(k) Savings Plan (“Getchell Plan”) that was merged into the Plan effective December 31, 2001 [see note 3].

Placer Dome America 401(k) Savings Plan
(formerly Placer Dome U.S., Inc. Investment Savings Plan)

NOTES TO FINANCIAL STATEMENTS
(all dollar amounts are expressed in United States currency)

December 31, 2002

1.     PLAN DESCRIPTION (cont’d.)

Participants may elect to contribute from a minimum of 3% up to a maximum of 25% (prior to January 1, 2002 — 21%) of their before tax compensation, as defined by the Plan. The Internal Revenue Service (“IRS”) has established guidelines which limit contributions by participants to $11,000 in 2002 ($10,500 for 2001). The Company matches 100 percent of participants’ contributions [2001 — 50%] ranging from 4% to 6% of their compensation depending on their eligibility under the Plan. Employees may also roll-over amounts into the Plan from other qualified defined benefit or contributions plans.

Participants’ annual additions to the Plan cannot exceed the lesser of 100% of their annual pay or $40,000.

Vesting

All of the participants’ accounts are fully vested at all times.

Administration

The Plan is administered by PDA, which determines questions of eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations. Participants receive quarterly statements showing the status of their accounts, including the fair market value. A portion of the direct expenses of the Plan are borne by PDA, the remainder is charged directly to the Savings Plan. Milliman USA has been retained to assist in the administration of the Plan. The trustee for the Plan, Charles Schwab Trust Company (“Schwab”), holds and invests the assets of the trust fund.

Distributions and refunds to participants

A participant is entitled to receive his or her Plan benefits upon the occurrence of any of the following events: (i) termination of employment; (ii) attainment of age 59 ½ if the participant requests distribution; (iii) the participant’s death; or (iv) the Plan is terminated without creation of a successor plan. Benefits are distributed in the form of a lump sum payment by either a direct rollover into an Individual Retirement Account (“IRA”) or to an eligible retirement plan.

Placer Dome America 401(k) Savings Plan
(formerly Placer Dome U.S., Inc. Investment Savings Plan)

NOTES TO FINANCIAL STATEMENTS
(all dollar amounts are expressed in United States currency)

December 31, 2002

1.     PLAN DESCRIPTION (cont’d.)

Loans to participants

Participants are permitted to borrow a portion of their account balances. There is a limit of one loan outstanding at any time. The loan must be for a minimum of $1,000 and cannot exceed the lessor of the following: (i) $50,000, or (ii) 50% of the participant’s account. The loan is amortized with regular principal and interest payments through payroll withholding. The principal and interest paid by the participant are reinvested in the participant’s account on a pro-rata basis in the funds and sources from which the loan was made. Interest on the loans will be the prime rate (as quoted in the Wall Street Journal on the day the loan is requested) plus 2%.

2. ACCOUNTING POLICIES

Investment valuation and income recognition

The financial statements are prepared on the accrual basis of accounting with investments carried at fair value. Investments in PDI common stock are valued on the last business day of the year at the closing price as shown by the New York Stock Exchange Composite Listing. Short-term investments are valued at cost, which approximates fair value. The fair value of the other investments are based on quoted redemption values on the last business day of the Plan year. Loans to participants are valued at their outstanding balance which approximates fair value. In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation for the year is included in the Statement of Changes in Net Assets Available for Benefits, in the period in which the change occurs.

Dividend income is shown net of foreign taxes on PDI stock, and interest income is presented net of the Trustee’s cash management fee.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Placer Dome America 401(k) Savings Plan
(formerly Placer Dome U.S., Inc. Investment Savings Plan)

NOTES TO FINANCIAL STATEMENTS
(all dollar amounts are expressed in United States currency)

December 31, 2002

2.     ACCOUNTING POLICIES (cont’d.)

Credit and market risk

Financial instruments which potentially subject the Plan to credit risk consist primarily of investments. As at December 31, 2002, investments in Placer Dome Inc. common stock represented 51% [2001 — 66%] of investments.

3. MERGER WITH THE GETCHELL PLAN

Effective December 31, 2001, the Getchell Gold 401(k) Savings Plan (“Getchell Plan”) was merged in to the Plan. The rights and benefits of the participants and beneficiaries in the Getchell Plan who retired or terminated employment prior to December 31, 2001 were determined on the terms of the Getchell Plan in effect prior to the merger. All accounts of the participants in the Getchell Plan who were considered to be eligible employees, as defined by the Plan, as of December 31, 2001 were deemed to be fully vested. From January 1, 2002, the rights and benefits of participants and beneficiaries of the Getchell Plan will be governed by the terms of the Plan.

The following investments were transferred on January 1, 2002 at their market values into the Plan from the Getchell Plan:

$
Cash and cash equivalents	8,776
Investments
Schwab U.S. Treasury Money Fund	424,714
Dodge & Cox Balance Fund	1,515,956
Dodge & Cox Stock Fund	1,577,157
Davis New York Venture Fund	1,476,861
Placer Dome Inc. Common Stock	751,459
Loan Fund	542,189
Other	896,678

7,193,790

Placer Dome America 401(k) Savings Plan
(formerly Placer Dome U.S., Inc. Investment Savings Plan)

NOTES TO FINANCIAL STATEMENTS
(all dollar amounts are expressed in United States currency)

December 31, 2002

4. TAXES

The Plan has received a determination letter from the Internal Revenue Service dated December 17, 2002, stating that the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. PDA believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TERMINATION OF THE PLAN

PDA expects to continue the Plan indefinitely, but has the authority to amend or to terminate the Plan at any time and for any reason, subject to the provisions of ERISA. In the event of termination, the Trustee shall continue to hold such assets until all assets of the Plan are allocated to accounts and distributed to members or beneficiaries in accordance with applicable law and pursuant to written rules and procedures as provided in the Plan. In addition, upon termination, neither PDA nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

6. CONTINGENCY

The Plan is currently seeking to settle with the predecessor trustee, INVESCO Retirement Plan Services (“INVESCO”), on the close out and transfer of one account as a result of the transfer of assets from INVESCO to Schwab relating to the assets of the Placer Dome U.S., Inc. Investment Savings Plan. The amount of settlement is not determinable at this time and accordingly no receivable has been recorded.

Supplemental Schedule

         Employer Identification Number: 98-0211842
Plan Number: 002

Placer Dome America 401(k) Savings Plan
(formerly Placer Dome U.S., Inc. Investment Savings Plan)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
(all dollar amounts are expressed in United States currency)

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Placer Dome Inc.*

Schwab Institutional

Schwab Institutional

Schwab Institutional

Schwab Institutional

Schwab Institutional

Schwab Institutional

Schwab Institutional

Schwab Institutional

Schwab Institutional

Schwab Institutional*

Schwab Institutional
1,113,235 shares of
 common stock

56,548 units of
 Davis New York Venture Fund

19,825 units of
 Dodge & Cox Stock Fund

14,186 units of
 Europacific Growth Fund

159,556 units of
 Gartmore Mortley Stable Fund

91,407 units of
 Invesco Dynamics Fund

16,401 units of
 NB Genesis Assets
 Neuberger Berman Fund

6,365 units of
 Oppenheimer Cap
 Appreciation Fund

123,104 units of
 PIMCO Total Return
 Administrative Fund

758 units of
 Rainier Core Equity Portfolio

78,117 shares of
 Schwab S&P 500 Investment
 Shares

6,923 units of
 Strong Opportunity Fund
$12,801,293 1,186,455 1,745,073 325,884 2,667,627 974,940 271,694 190,478 1,313,853 12,967 1,057,713 198,786

         Employer Identification Number: 98-0211842
Plan Number: 002

Placer Dome America 401(k) Savings Plan
(formerly Placer Dome U.S., Inc. Investment Savings Plan)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR) (cont’d.)
(all dollar amounts are expressed in United States currency)

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Schwab Institutional Schwab Institutional Schwab Institutional Schwab Institutional Schwab Institutional Loans to participants*	3,076 units of
  Wells Fargo Outlook
  Today Fund

 6,483 units of
  Wells Fargo Outlook
   2010 Fund

 105,417 units of
  Wells Fargo Outlook
   2020 Fund

 1,314 units of
  Wells Fargo Outlook
   2030 Fund

 2,472 units of
  Wells Fargo Outlook
   2040 Fund

 Interest rate:
  6.25% to 11.5%
  maturing through
  various dates

27,994 68,006 1,125,919 14,246 27,346 1,245,010 $25,255,284

*Indicates party-in-interest to the Plan.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLACER DOME AMERICA 401(k) SAVINGS PLAN By: /s/ Ralph W. Godell —————————————— Ralph W. Godell Vice-President, Secretary and General Counsel Placer Dome America Holding Corporation.

June 27, 2003